SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Release  |  Lisbon  |  20 December 2012

Portugal Telecom acquires a stake in Sport TV

Portugal Telecom, SGPS S.A. (“PT”) informs that has reached an agreement on a number of transactions that will allow PT to have a 25% stake in a joint-venture that will combine Sport TV Portugal S.A. (“Sport TV”), Sportinveste Multimédia SGPS, S.A. (“SIMM”) and P.P. TV - Publicidade de Portugal e Televisão, S.A. (“PPTV”). PT will contribute its 50% stake in SIMM and invest, through a rights issue in Sport TV, a net amount of up to Euro 21 million. Following these transactions, Sport TV, which will incorporate PPTV and SIMM, will be owned by Sportinveste SGPS S.A. (“Sportinveste”) (50%), PT (25%) and ZON MULTIMÉDIA - Serviços de Telecomunicações e Multimédia, SGPS, SA  (“Zon”) (25%). This transaction will not result in any material accounting impacts on PT’s results.

Sport TV, currently equally owned by Sportinveste and Zon, produces one of the most complete and broad sports content offering worldwide. PPTV, which is currently 100% owned by Sportinveste, promotes television rights. SIMM is currently equally owned by PT and Sportinveste. Its core business is the production and development of sport contents through any multimedia platform.

This transaction will result in a joint-venture that will allow a higher operational efficiency in management of sports content in the various distribution platforms, including pay-TV, mobile networks and Internet. This will benefit all operators in the market as well as their customers. Taking into consideration that sports content is core to its strategy in the various market segments, PT will continue to distribute other sports content thus striving to retain a diversified and competitive offer to its customers.

These corporate transactions, as announced today, are subject to the approval of the competent authorities, particularly the Competition Authority - Autoridade da Concorrência (AdC), and the accomplishment of certain contractual conditions by the companies involved, including the conclusion of Sport TV’s refinancing following the transaction.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.